Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES PAYMENT OF REMAINING US $100 MILLION OF 2017 TERM NOTES

(Calgary, June 2nd, 2017) – Pengrowth Energy Corporation is pleased to report that it has completed its previously announced prepayment of the remaining outstanding US $100 million (equivalent Cdn $134 million) of 6.35% senior term notes scheduled to mature on July 26, 2017. The prepayment was completed on June 2nd and leaves the Company with no outstanding debt due until August 2018.

Pengrowth continues with it focused efforts to further reduce its outstanding debt and expects an additional Cdn $365 million of cash proceeds (before closing adjustments) from the previously announced Swan Hills asset sales, which are expected to close in the coming days.

Derek Evans, President and Chief Executive Officer of Pengrowth commented, “We are delighted by the progress that we have made reducing our debt and strengthening our balance sheet. With this payment we have reduced our debt by approximately Cdn $670 million from December 31, 2016. The expected Cdn $365 million of proceeds from the Swan Hills sales should allow Pengrowth to reduce its debt by approximately 60 percent from December 31, 2016.”

About Pengrowth:
Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, expected disposition proceeds and the application thereof to reduce indebtedness; no term debt due until August 2018 and intention of the Company to use disposition proceeds to further reduce its indebtedness.  Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.